Mail Stop 7010

September 21, 2005

via U.S. mail and facsimile

Angela D. Toppi, Chief Financial Officer
Trans-Lux Corporation
110 Richards Avenue
Norwalk, CT 06856-5090

RE:	Trans-Lux Corporation
	Form 10-K for the fiscal year ended December 31, 2004
	Filed March 31, 2005
      File No. 1-2257

Dear Ms. Toppi:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should amend your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Liquidity and Capital Resources, page 14
1. Please revise your table of contractual cash obligations to include estimated interest payments on your debt and your planned funding of pension benefit obligations. There is a concern that readers may not understand the timing and amount of your contractual obligation if the presentation does not in some manner address the interest obligations attendant to the debt. Provisions that create payment obligations are addressed in Item 303(a)(5) of Regulation S-
K.

Note 1, page 20
2. Please disclose the goodwill allocated to each reportable segment as required by paragraph 45 of SFAS 142.

Note 16 - Business Segment Data, page 26
3. It does not appear that real estate can be aggregated with the entertainment segment unless the requirements of paragraph 17 to SFAS
131 are met. The presentation described in paragraph 21 to SFAS
131
may be appropriate. Please revise the disclosure to clearly indicate compliance with SFAS 131.
4. Please provide the disclosures required by paragraph 38 of SFAS
131. Foreign operations appear material given the disclosures in Note
7.

MetroLux Theaters Financial Statements, page 28
5. It appears that you have omitted audited financial statements for
the year ended 2002 for MetroLux Theaters. We note that the income test for significance appears to exceed 20%. Please amend to include the required financials or advise us why the 2002 financial statements are not required by Article 3-09 of Regulation S-X.
6. We note that Deloitte & Touche placed reliance on the work of another accountant and made reference to that effect in their audit report dated March 29, 2005. Please amend to include the audit report for the 2002 fiscal year for MetroLux Theatres or tell us why you do not believe this report is necessary.  Refer to Article 2-
05
of Regulation S-X for guidance.

In addition, please tell us why you have not included an audit opinion for MetroLux Theaters for the 2003 fiscal year.


      Please amend your December 31, 2004 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.


Sincerely,




								Nili Shah,
Accounting Branch Chief
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Ms. Toppi
Trans-Lux Corporation
September 21, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE